July 31, 2014

Angela McHale

Attorney-Advisor

United States

Securities and Exchange Commission

100 F. Street, N.W.

Mail Stop 4561

Washington, D.C. 20549-3561

Re: PetroneWorldwide, Inc.

Amendment No. 1 Form10-12G

Filed July 17, 2014

FileNo. 000-30380

Dear Ms. McHale:

This correspondence is in response to your letter dated July 29, 2014 in reference to our filing of the Form 10-12G/A filed July 17, 2014 on the behalf of Petrone Worldwide,

Inc. File No. 000-30380.

Please accept the following responses and note that Registrant filed amended

Form 10-12G on July 31, 2014.

Company history, page 3

1. We note you disclose that a 1 to 500 stock split was effectuated on February 26, 2014. Please correct this statement so it is consistent throughout the document that a 1 for 500 reverse stock split was effectuated.

Answer: We have corrected the statement that a 1 for 500 reverse stock split was effectuated throughout the document including the notes to financial statements.

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Business Overview, page 3

2. We note your disclosure on page 20 that your current revenue is solely from consulting fees. Please revise this section to describe the current consulting services that you provide and to identify the two manufacturers to which you provide consulting services. Please also revise to more clearly distinguish between the services that you currently provide and the services you intend to provide and clarify that you do not yet have enough capital to buy and sell product. We note your related disclosure on page 20.

Answer: We have described the current consulting we do, identified the two manufacturers and clearly distinguished the services we are providing now as opposed to in the future.

Liquidity and Capital Resources, page 21

3. We note your disclosure on page 21 referencing a deposit on a future warehouse facility. Please provide more detail regarding this warehouse facility, including its location and the amount of funding you will need to purchase it.

Answer: We have provided detail on the warehouse facility.

4. We note your response to comment 12 of our letter dated July 10, 2014, and your revised disclosure on page 21. Please expand upon your disclosure to provide more detail regarding your plan of operation for the next twelve months. Please refer to Item 101(a)(2) of Regulation S-K. Please include detailed milestones, the anticipated time frame for beginning and completing each milestone, and the expected sources of funding for each type of expenditure. To these ends, we note your disclosure regarding the purchase of a future warehouse facility on page 21, your anticipated facilities in Italy, Russia, and India on page 24, and your plan to expand operations to Central and South America, Mexico, and the Caribbean on page 3.

Answer: We have provided a detailed disclosure on our plan of operations over the next twelve months , the amounts needed and milestones along the way.

Item 5. Directors and Executive Officers, page 25

5. We note your response to prior comment 13 and revised disclosure regarding Mr. Petrone’s experience. Please revise your disclosure to clarify the dates of Mr. Petrone’s service at the various entities. Please refer to Item 401 of Regulation S-K.

Answer: We have clarified the dates of Mr. Petrone’s service at the various entities.

Item 7. Certain Relationships and Related Transactions, page 27

6. Please revise your disclosure in this section to discuss the consulting fees paid to Mr. Petrone, including an explanation as to how the fee amounts were determined.

Answer: We have included fees paid to M. Petrone and explained how they were determined.

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7. You state that you completed a reverse merger with Petrone Worldwide, Inc. This statement implies that you completed the reverse merger with yourself as opposed to with a private entity as disclosed on page 3. Please revise your disclosure so the explanation of the reverse merger is consistent throughout the document.

Answer: We have redone the answer to be consistent throughout the document.

Statement of stockholders’ equity (unaudited), page F-5

8. Please tell us why your statement of stockholders’ equity is not for the six months ended June 30, 2014 and/or make the necessary period change.

Answer: We inadvertently did not change the wording March 31, 2014 to June 30, 2014 for the total and have done so here. The numbers were consistent with June 30, 2014.

Exhibit 23

9. Your independent registered public accounting firm’s consent does not state the periods covered by their report on your financial statements. In addition, the auditor specifically states that the financial statements are his. Please have your independent registered public accounting firm revise their consent to include the periods covered by their report on your financial statements and to appropriately refer to management’s or the company’s financial statements.

Answer: We have corrected and updated the exhibit 23 pursuant to your correction.

Registrant wishes to acknowledge the following:

  The Company is responsible for the adequacy and accuracy of the disclosures in the filing.
  Staff comments, or changes to disclosures in response to staff comments in filings disclosed to the Staff, do not foreclose the Commission from taking any action with respect to the filing.
  The Company may not assert the Staff comments as a defense in any proceeding initiated by the Commission or by any person under the Federal Securities Laws.

Respectfully submitted,

/s/ Victor Petrone, Jr.

Victor Petrone, Jr.

Chief Executive Officer

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